

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Gil M. Labrucherie
Chief Operating Officer and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

> **Re: Nektar Therapeutics**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File Number 000-24006**

Dear Mr. Labrucherie:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences